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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     Solicitation/Recommendation Statement
                         Under Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                         KRUPP GOVERNMENT INCOME TRUST
                           (Name of Subject Company)

                         KRUPP GOVERNMENT INCOME TRUST
                       (Name of Person Filing Statement)

                         SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                            SCOTT D. SPELFOGEL, ESQ.
                                GENERAL COUNSEL
                         KRUPP GOVERNMENT INCOME TRUST
                         ONE BEACON STREET, SUITE 1500
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 523-7722
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              JAMES M. DUBIN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

/ / Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is Krupp Government Income Trust, a Massachusetts trust (the "TRUST"), and the address and telephone number of its principal executive offices are One Beacon Street, Suite 1500, Boston, Massachusetts 02108, (617) 523-7722.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "STATEMENT") relates is shares of beneficial interest ("SHARES"). The number of Shares outstanding as of December 31, 2002 was 15,053,135.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The name, business address and business telephone number of the Trust, which is the person filing this Statement as well as the subject company, are set forth in Item 1 above.

    This Statement relates to an offer by Berkshire Income Realty, Inc., a Maryland corporation (the "OFFEROR"), to purchase, among other things, up to 4,515,941 of the issued and outstanding Shares in exchange for the Offeror's 9% Series A Cumulative Redeemable Preferred Stock (the "OFFEROR PREFERRED STOCK"), upon the terms and subject to the conditions set forth in the Prospectus, dated January 9, 2003, relating to the Offeror Preferred Stock (as the same may be amended or supplemented, the "PROSPECTUS") and the related Letter of Transmittal (which collectively with the Prospectus constitute the "OFFER"). The Offer is described in a Tender Offer Statement on Schedule TO, dated January 10, 2003 (the "SCHEDULE TO"), which was filed with the Securities and Exchange Commission on January 10, 2003.

    The address of the Offeror is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described or referred to in this Item 3, there exist on the date hereof no material agreements, arrangements or understandings or any material actual or potential conflicts of interest between the Trust or its affiliates and either (1) the Trust's executive officers, directors or affiliates or
(2) the Offeror, its executive officers, directors or affiliates.

    The information under "Certain Relationships and Related Transactions--GIT Funds Ownership Waiver," the information relating to the Trust under "Compensation and Distributions by Mortgage Funds" and the information under "Conflicts of Interest--Conflicts Relating to the Offers" contained in the Prospectus (a copy of which is filed as Exhibit (e)(3) hereto), is incorporated herein by reference in partial response to the information required under this
Item 3.

    Pursuant to the Advisory Services Agreement, dated as of April 19, 1990 (the "ADVISORY AGREEMENT"), between the Trust and Krupp Mortgage Advisors Limited Partnership, a copy of which is filed as Exhibit (e)(1) hereto, as amended by the Assignment and Assumption Agreement, dated as of December 29, 1994, between Berkshire Realty Advisors Limited Partnership (formerly known as Krupp Mortgage Advisors Limited Partnership) and Berkshire Mortgage Advisors Limited Partnership (the "ADVISOR"), a copy of which is filed as Exhibit (e)(2) hereto, each of which is incorporated herein by reference, the Advisor, an affiliate of the Offeror, is entitled to receive various fees for serving as investment advisor to the Trust, including annual asset management fees equal to 0.75% of the Trust's Average Invested Assets (as defined in the Advisory Agreement). The Advisor and its affiliates also are entitled to be reimbursed for certain expenses incurred by them in connection with the Advisory Agreement. Aggregate compensation paid to the Advisor and its affiliates under the Advisory Agreement during each of the three years ended December 31, 2002 is described in the Prospectus (a copy of which is filed as Exhibit (e)(3) hereto) under "Compensation and Distributions by Mortgage Funds," and is incorporated herein by reference.

    The Advisor and the person who is President, Chairman of the Board of Trustees and a Trustee of the Trust are each affiliates of the Offeror. As such, the Trust is subject to conflicts of interests in connection with its response to the Offer contained in Item 4 of this Statement.
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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) The Trust is expressing no opinion and is remaining neutral with respect to the Offer.

    As described in the Prospectus, the Offeror is offering holders of Shares an opportunity to exchange their Shares for shares of Offeror Preferred Stock. The Offeror Preferred Stock has an annual distribution rate of 9%, and is expected to be listed on the AMEX. However, as described in the Prospectus under the "Risk Factors" section beginning on page 18, there are different and potentially greater risks associated with the Offeror Preferred Stock than those associated with the Shares. Certain holders of Shares may find that such risks are acceptable when weighed against their desire to own a security that entitles them to receive quarterly cash distributions at an annual rate of 9%. Other holders of Shares may desire to exchange their Shares, which are relatively illiquid, for a security that is expected to be listed on the AMEX. Still other holders of Shares who may prefer not to exchange their investment for one with potentially greater risks (including those highlighted in the Prospectus), or who do not seek the opportunity to have greater liquidity, may prefer to continue to retain their investment in the Trust. Because of the differing motivations that holders of Shares may have, the Trust is not making a recommendation and is remaining neutral with respect to the Offer.

    (b) The Prospectus states that the Advisor owns 10,000 Shares, and that the Advisor has advised the Offeror that it intends to tender all of those Shares in the Offer. Except for the foregoing, to the knowledge of the Trust, no executive officer, director, affiliate or subsidiary of the Trust owns any Shares and, accordingly, there is no current intention by any executive officer, director, affiliate or subsidiary of the Trust to tender any Shares into the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Neither the Trust nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to holders of Shares on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The Trust has not effected any transactions in the Shares during the past 60 days. The Trust is not aware of any transactions in the Shares during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    No negotiation is being undertaken or is underway by the Trust in response to the Offer that relates to or would result in, and no transaction, board resolution, agreement in principle or signed contract has been entered into in response to the Offer that relates to: (1) a tender offer or other acquisition of securities by or of the Trust or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust; (3) a purchase, sale or transfer of a material amount of assets of the Trust; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust.

ITEM 8. ADDITIONAL INFORMATION.

    Not applicable.

                                       2
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ITEM 9. EXHIBITS.

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
       (e)(1)           Advisory Services Agreement, dated as of April 19, 1990,
                        between Krupp Government Income Trust and Krupp Mortgage
                        Advisors Limited Partnership.

       (e)(2)           Assignment and Assumption Agreement, dated as of
                        December 29, 1994, between Berkshire Realty Advisors Limited
                        Partnership (formerly known as Krupp Mortgage Advisors
                        Limited Partnership) and Berkshire Mortgage Advisors Limited
                        Partnership.

       (e)(3)           Prospectus, dated January 9, 2003, relating to the 9%
                        Series A Cumulative Redeemable Preferred Stock of Berkshire
                        Income Realty, Inc. (the "OFFEROR"), which is incorporated by reference to the Schedule TO filed by the Offeror on
                        January 10, 2003.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2003

                                                  KRUPP GOVERNMENT INCOME TRUST

                                                  By:  /s/ ROBERT A. BARROWS
                                                       ---------------------------------------------
                                                       Name:  Robert A. Barrows
                                                       Title: TREASURER

                                 EXHIBIT INDEX

       EXHIBIT                                  DESCRIPTION
---------------------   ------------------------------------------------------------
       (e)(1)           Advisory Services Agreement, dated as of April 19, 1990,
                        between Krupp Government Income Trust and Krupp Mortgage
                        Advisors Limited Partnership.

       (e)(2)           Assignment and Assumption Agreement, dated as of
                        December 29, 1994, between Berkshire Realty Advisors Limited
                        Partnership (formerly known as Krupp Mortgage Advisors
                        Limited Partnership) and Berkshire Mortgage Advisors Limited
                        Partnership.

       (e)(3)           Prospectus, dated January 9, 2003, relating to the 9%
                        Series A Cumulative Redeemable Preferred Stock of Berkshire
                        Income Realty, Inc. (the "Offeror"), which is incorporated by reference to the Schedule TO filed by the Offeror on
                        January 10, 2003.